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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67427

SEC Mail Processing
FEB 2021
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGV Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 River Street, 9th Floor
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seidler (917) 667-8043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. SE, Building 2, Suite 1680 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Seidler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGV Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNALIE L WILLIAMS
Notary Public - State of New Jersey
My Commission Expires Sep 18, 2024

MAGV SECURITIES, INC.

Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

February 23, 2021
Atlanta, Georgia

Rubio CPA, PC

MAGV Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	362,760
Prepaid expenses and deposits		5,612
Total assets	$	368,372

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	9,408
Accrued compensation		19,500
Paycheck Protection Program loan		22,460
Long term debt and accrued interest		153,109
Payroll taxes payable		40,949
Total liabilities		245,426
Stockholder's equity		122,946
Total liabilities and stockholder's equity	$	368,372

See accompanying notes.

MAGV Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2020

Revenues	
Investment banking	$ 1,636,541
Other income	1,002
Total revenues	1,637,543
Expenses	
Commissions, compensation and benefits	1,523,920
Occupancy	13,436
Technology and communications	9,499
Interest expense	3,110
Other expenses	108,153
Total expenses	1,658,118
Net loss	$ (20,575)

See accompanying notes.

MAGV Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2020

Balance, December 31, 2019	$	143,521
Net loss		(20,575)
Balance, December 31, 2020	$	122,946

See accompanying notes.

MAGV Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(20,575)
Adjustments to reconcile net loss to net cash provided by operations:		
Change in prepaid expenses and deposits		(1,087)
Change in accounts receivable		125,000
Change in accounts payable		8,864
Change in accrued compensation		19,500
Change in payroll taxes payable		39,539
Change in accrued commissions		(64,375)
Change in due to affiliate		(120)
Change in accrued interest		3,109
Net cash provided by operating activities:		109,855
Cash flows from financing activities:		
Proceeds from long term debt		150,000
Proceeds from Paycheck Protection Program loan		22,460
Net cash provided by financing activities:		172,460
Net increase in cash		282,315
Cash balance:		
Beginning of year		80,445
End of year	$	362,760
Supplemental disclosure of cash flow information:		
State income taxes paid during the year	$	1,693

See accompanying notes.

MAGV Securities, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 - Summary of significant accounting policies

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company's primary business is investment banking services.

Cash: The Company maintains its bank account in a high credit quality bank. The balance at times may exceed federally insured limits.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Income taxes: The Company has elected S Corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for

MAGV Securities, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 - Summary of significant accounting policies (continued)

Revenue Recognition (continued):

revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Date of management's review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net capital

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2020, the Company had net capital of $139,794 which was $134,794 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 52.20%.

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with an affiliate. Under the terms of this agreement, the Company pays the affiliate for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2020 was approximately $194,059.

Financial condition and results of operation could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

Note 4 – Concentrations

All of the Company's investment banking revenue earned during 2020 was from two customers.

Note 5 – Paycheck Protection Program loan and long term debt

During the 12 months ended December 31, 2020, the Company borrowed $172,460 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Economic Injury Disaster Loan program ("EIDL") sponsored by the United States and administered by the Small Business Administration (the "SBA").

The Company received a PPP loan in the amount of $22,460. The loan is subject to a note dated May 8th, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan

Note 5 – Paycheck Protection Program loan and long term debt (continued)

may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the processed of this loan to pay expenses covered by the PPP as of December 31, 2020.

The Company additionally received an EIDL loan from the SBA in the amount of $150,000 subject to a note dated June 11th, 2020. The loan bears interest at a rate of 3.75% and is payable in monthly installments of principal and interest over 30 years. Installment payments, including principal and interest, of $731.00 monthly, will begin twelve months from the date of the promissory note. In connection with the EIDL loan, the Company entered into a security agreement with the SBA, whereby the Company granted the SBA a security interest in all of the Company's rights, titles and interests in all of the Company's assets. Accrued interest in the amount of $3,109 in connection with this loan is included in long term debt and accrued interest on the accompanying statement of financial condition as of December 31, 2020.

Note 6 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigations in progress at December 31, 2020.

MAGV Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As of December 31, 2020

Net Capital:	
Total stockholder's equity	$ 122,946
Additions:	
Forgivable expenses under PPP loan	22,460
Less non-allowable assets:	
Prepaid expenses and deposits	5,612
Net capital before haircuts	139,794
Less haircuts	-
Net capital	139,794
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 134,794
Aggregate indebtedness	$ 72,966
Percentage of aggregate indebtedness to net capital	52.20%

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2020.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2020, and net capital as reported above.

MAGV Securities, Inc.

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.

MAGV Securities, Inc.
221 River Street Floor 9
Hoboken, NJ 07030

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 16, 2021

RUBIO CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

To Whom it May Concern:

We, as members of management of MAGV Securities, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provi sions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: Michael Seidler

Name: Michael Seidler

Title: CEO, CCO & FINOP

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 23, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
MAGV Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MAGV Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating MAGV Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. MAGV Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MAGV Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MAGV Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MAGV Securities, Inc.
Michael Seidler
221 River Street, Floor 9
Hoboken, NJ 07030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Seidler (917) 667-8043

WORKING COPY

2. A. General Assessment (item 2e from page 2) $2,456

B. Less payment made with SIPC-6 filed (**exclude interest**) 11/2/20 Date Paid (344)

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,112

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,112

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $2,111

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MAGV Securities, Inc.
(Name of Corporation, Partnership or other organization)

Michael Seidler
(Authorized Signature)

CEO, CCO, FINOP
(Title)

Dated the 18 day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/20
and ending 12/31/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,637,543
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,637,543
2e. General Assessment @ .0015	$2,456
	(to page 1, line 2.A.)